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                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)

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                         AMERICAN SAFETY RAZOR COMPANY
                           (NAME OF SUBJECT COMPANY)

                         AMERICAN SAFETY RAZOR COMPANY
                       (NAME OF PERSON FILING STATEMENT)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   029362100
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                THOMAS H. QUINN
                       CHAIRMAN & CHIEF EXECUTIVE OFFICER
                              ONE RAZOR BLADE LANE
                                  P.O. BOX 500
                          VERONA, VIRGINIA 24482-0500
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
        NOTICE AND COMMUNICATIONS ON BEHALF OF PERSON FILING STATEMENT)

                                WITH COPIES TO:

                             JAMES B. CARLSON, ESQ.
                              MAYER, BROWN & PLATT
                                 1675 BROADWAY
                            NEW YORK, NEW YORK 10019
                                 (212) 506-2500

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This Amendment No. 2 (this "Amendment") amends and supplements the Solicitation/
Recommendation Statement on Schedule 14D-9 of American Safety Razor Company , a Delaware Corporation (the "Company"), filed with the Securities and Exchange Commission on February 22, 1999 (as amended and supplemented, the "Schedule 14D-9"), with respect to the tender offer made by RSA Acquisition Corp. ("Purchaser"), a wholly-owned subsidiary of RSA Holdings Corp. of Delaware ("Parent"), to purchase all of the issued and outstanding common stock, $.01 par value per share, of the Company (the "Shares") held by the stockholders of the Company (the "Stockholders"), at a price of $14.125 per share, net to the Stockholders in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 22, 1999 (the "Offer") and in the related Letter of Transmittal (which together with any amendments or supplements thereto constitute the "Offer Documents").

Capitalized terms used but not defined herein have the meanings given such terms in the Schedule 14D-9.

ITEM 2.  TENDER OFFER OF BIDDER

Item 2 of the Schedule 14D-9 is hereby amended and supplemented as follows:

     The information provided in this Amendment under Item 3 is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND

Item 3(b) of the Schedule 14D-9 is hereby amended and supplemented as follows:

     On April 8, 1999, the parties to the Merger Agreement executed an amendment thereto (the "Merger Amendment") the full text of which is set forth in Exhibit (a)(10) and incorporated herein by reference. The Merger Amendment, among other things (i) increases the purchase price from $14.125 net per Share to $14.20 net per Share, (ii) extends the Expiration Date to 2:00 p.m., New York City time, on Friday, April 23, 1999, (iii) extends the Outside Date (as defined in the Supplement) to 2:00 p.m., New York City time, on Friday, April 23, 1999, (iv) modifies certain of the representations and covenants provided by the Company and the Purchaser and the Parent due to certain developments with respect to the Company that are described in the Supplement to the Offer (the "Supplement"), dated April 13, 1999, the full text of which is set forth in Exhibit (a)(11) and incorporated herein by reference, under "Recent Developments Regarding the Company" (the "Cotton Liability"), (v) provides the Parent the option to effect the Merger as a Short Form Merger (as defined in the Supplement) or otherwise, and (vi) eliminates the obligation of the Company to pay the Parent the Fee or Expenses in the event the Merger Agreement is terminated as a result of the Cotton Liability:

     PURCHASE PRICE. The purchase price to paid by the Purchaser, subject to the terms and conditions of the Offer and the Supplement, for each Share validly rendered and not properly withdrawn in response to its offer to purchase for cash all outstanding Shares is increased to $14.20 net per Share from $14.125 net per Share.

     EXPIRATION DATE. The Expiration Date is extended to 2:00 p.m., New York City time, on Friday, April 23, 1999. Upon the terms and subject to the conditions of the Offer and the Supplement (including, if the Offer is further extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will accept

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     for payment and will pay for all Shares validly tendered and not properly withdrawn on or prior to 2:00 p.m., New York City time, on Friday, April 23, 1999.

     ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES. Upon the terms and subject to the conditions of the Offer and the Supplement (including, if the Offer is further extended or amended, the terms and conditions of any such extension or amendment), the Purchaser will accept for payment and will pay for all Shares validly tendered and not properly withdrawn on or prior to the Expiration Date as soon as practical after the Expiration Date.

     SOURCE AND AMOUNT OF FUNDS. A total of $210.8 million is expected to be required to (i) fund payment of the cash consideration in the Offer, and the Merger Agreement and (ii) pay the fees and expenses incurred in connection with such transactions and the financings thereof. The transactions contemplated by the Merger Agreement and the Merger Amendment will be funded by (i) approximately $90 million in equity investment contributions made by J.W. Childs or one of its affiliates to the Parent,
     (ii) approximately $65.8 million of borrowings by the Company pursuant to a senior secured credit facility with a group of financial institutions led by NationsBank, N.A., NationsBanc Montgomery Securities LLC and DLJ Capital Funding, Inc. which facility provides for aggregate commitments of up to $190 million, and (iii) approximately $55 million of unsecured, pay-in-kind subordinated debt issued by the Parent to J.W. Childs or one of its affiliates.

     The Merger Amendment provides that if the Merger is terminated by the Parent or Purchaser as a result of the Cotton Liability, the Parent and the Purchaser shall not be entitled payment of either the Fee or their Expenses.

     The preceding discussion is a summary of the provisions of the Merger Amendment, a full copy of which is included as Exhibit No. (a)(10) to this Amendment. Stockholders are urged to read the Merger Amendment in its entirety.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

Item 4(a) of the Schedule 14D-9 is hereby amended and supplemented as follows:

     The Company's Board on April 7, 1999, held a telephonic meeting and (i) unanimously approved the Merger Amendment and Supplement, (ii) determined that the terms of the Merger Amendment and the Supplement are fair to, and in the best interest of, the Stockholders of the Company and (iii) continues to recommend that the Stockholders tender their shares pursuant to the Offer and the Supplement.

Item 4(b)(1) of the Schedule 14D-9 is hereby amended and supplemented as follows:

     On April 7, 1999, the Company's Board held a telephonic meeting to consider the Merger Amendment and the Supplement. The Company's Board, except for Mr. Ballard who was not present at this meeting, voted unanimously to approve the Merger Amendment and all of the related transactions contemplated thereby.

     Also on April 7, 1999, the Company's disinterested directors discussed the Merger Amendment. The disinterested directors, except for Mr. Ballard who was not present at this meeting, unanimously approved the form of this Merger Amendment. On April 9, 1999, the Merger Amendment was publicly announced jointly by J.W. Childs and the Company.

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ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

     The information provided in this Amendment under Item 3 is incorporated herein by reference.

ITEM 9.  MATERIALS TO BE FILED AS EXHIBITS.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented as follows:

     (a)(10) Merger Amendment, dated as of April 8, 1999, by and among the Parent, the Purchaser and the Company.*

     (a)(11)  Supplement to the Offer to Purchase dated April 13, 1999.*
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* Incorporated by reference from the Amendment No. 3 of Schedule 14D-1 filed with the Securities and Exchange Commission by J.W. Childs on April 9, 1999.

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                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   AMERICAN SAFETY RAZOR COMPANY

                                   By: /s/ THOMAS KASVIN
                                      ------------------------------------------
                                             Name: Thomas Kasvin
                                             Title:   Chief Financial Officer

Date: April 13, 1999